November 2, 2007


David Joire, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, NW
Washington, DC  20006


      RE:	Gabelli Equity Trust Inc.
      333-146634; 811-04700

Dear Mr. Joire:

	We have reviewed the registration statement on Form N-2 for the
Gabelli Equity Trust Inc., filed with the Securities and Exchange
Commission on October 11, 2007.  We have the following comments:


PROSPECTUS


Financial Highlights

1. Under the heading, "Distributions to Common Shareholders," it shows distributions from net investment income, net realized gain on investments, and return of capital. Please explain to us how the Fund ensures compliance with Rule 19(a)-1 of the Investment Company
Act of 1940.

Description of Capital Stock

2. Under the heading, "Preferred Stock," it states that "currently,
24,000,000 shares of the Fund`s capital stock have been classified by the Board as preferred stock, par value $0.001 per share." Please clarify whether the 24,000,000 shares include the preferred shares being registered with this registration statement.


STATEMENT OF ADDITIONAL INFORMATION

Ownership of Shares in the Fund

3. Please move the information under this heading above the section titled "Portfolio Holdings Information" so that the information on Portfolio Mangers` ownership of fund shares is included under "Portfolio Manager Information."


GENERAL

4. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
5. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.
6. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*
     If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant